

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2018

Gregory S. Marcus
President and Chief Executive Officer
Marcus Corp.
100 East Wisconsin Ave., Suite 1900
Milwaukee, WI 53202

> **Re: Marcus Corp.**
> **Registration Statement on Form S-3**
> **Filed September 7, 2018**
> **File No. 333-227217**

Dear Mr. Marcus:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure